UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

Bay-Adelaide Centre,

333 Bay Street, Suite 3400,

Toronto, Ontario, Canada M5H 2S7

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

On November 9, 2026, Sangoma Technologies Corporation issued a Notice of Special Meeting of Shareholders, Form of Proxy and Letter of Transmittal, copies of which are furnished as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit

99.1	Sangoma Technologies Corporation Notice of Special Meeting of Shareholders

99.2	Sangoma Technologies Corporation Form of Proxy

99.3	Sangoma Technologies Corporation Letter of Transmittal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: November 10, 2026	By:	/s/ Samantha Reburn
Name: Samantha Reburn
Title: Chief Legal & Administrative Officer